                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      Leisure Time Casinos & Resorts, Inc.

                                (Name of Issuer)

                    Common Stock, $0.001 par value per share

                         (Title of Class of Securities)

                                   52541P 10 1
                ------------------------------------------------
                                 (CUSIP Number)

       Thomas S. Smith, 25125 East Plymouth Circle, Aurora, Colorado 80016
   --------------------------------------------------------------------------
                                 (303) 400-1125
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2001
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the  filing  person  has  previously  filed a  statement  on  Schedule  13G to report the acquisition  that is the subject of this Schedule  13D, and is filing this schedule  because
of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note:  Schedules  filed in paper format shall  include a signed  original and five copies of the schedule,  including all exhibits.  Seess.240.13d-7 for other parties to whom copies are to be sent.

* The  remainder  of this cover page shall be filled out for a  reporting  person's  initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment  containing  information which would alter  disclosures  provided in a prior cover page.

The  information  required  on the  remainder  of this  cover page shall not be deemed to be
"filed"  for the purpose of Section 18 of the  Securities  Exchange  Act of 1934  ("Act") or
otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      52541P 10 1
            ---------------

1.    Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons  (entities only).
               Thomas S. Smith
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2.    Check the Appropriate Box If a Member of a Group (See Instructions)
      (a)
        ------------------------------------------------------------------
      (b)
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3.    SEC Use Only

4.    Source of Funds (See Instructions)                        OO
                                        ------------------------------------------------

5.    Check if Disclosure of Legal  Proceedings  Is Required  Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization      United States
                                            ----------------------------------------

   Number of      7.   Sole Voting Power  125,000 shares     underlying a stock option
                                          ------------------------------------------------
   Shares
   Beneficially   8.   Shared Voting Power      1,950,000 shares
                                            ----------------------------------------
   Owned by
   Each           9.   Sole Dispositive Power     125,000 shares underlying a stock option
                                               -------------------------------------------
   Reporting
   Person         10.  Shared Dispositive Power       50,000 shares
   With                                         -----------------------------------------

11.   Aggregate Amount Beneficially Owned by Reporting Person     2,075,000 shares
                                                                ---------------------

12.   Check if the Aggregate Amount in Row (11) Excludes  Certain Shares (See  Instructions)
      [   ]

13.   Percent of Class Represented by Amount in Row (11)    34.3%
                                                          --------------------------

14.   Type of Reporting Person (See Instructions)
            IN
      ------------------------------------------------------------------------

Item  1.    SECURITY AND ISSUER

      The title of the class of equity  securities to which this statement relates is shares of Common  Stock,  $0.001 par value per share  ("Common  Stock"),  of Leisure Time Casinos &
Resorts, Inc. (the "Issuer").

      The name and address of the principal executive offices of the Issuer are:

            Leisure Time Casinos & Resorts, Inc.
            4258 Communications Drive
            Norcross, Georgia  33093

Item  2.    IDENTITY AND BACKGROUND

      (a)   The name of the reporting person is Thomas S. Smith ("Reporting Person").

      (b)   The residence address of the Reporting Person is:

                  25125 East Plymouth Circle
                  Aurora, Colorado  80016

      (c)   The  principal  occupation  of  the  Reporting  Person  is as an  attorney  with
Dorsey & Whitney LLP, 370 Seventeenth Street, Suite 4700, Denver, CO 80202.

      (d)   During the last five years,  the  Reporting  Person has not been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)   During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a United States citizen.

Item  3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On November 27,  2001,  the  Reporting  Person  became a Trustee  under a Voting Trust
Agreement  dated as of August  29,  2001,  by and  between  Alan N.  Johnson  and Andre Marc
Hilliou.  A copy of the  Voting  Trust  Agreement  is filed  as an  Exhibit  hereto.  In the
Voting Trust Agreement,  Alan N. Johnson has agreed to transfer  1,900,000 shares ("Shares")
of the Issuer's  Common Stock to the Voting  Trust to be voted by the Voting  Trustees.  The
Voting Trustees,  who now consist of Andre Marc Hilliou,  Kevin J. Kanouff and the Reporting
Person  are  entitled  to vote  the  Shares  according  to a  majority  vote  of the  Voting
Trustees.  A quorum of the Voting  Trustees  is required  for a vote on any  action.  In the event  there is not a quorum of the Voting  Trustees,  the  Reporting  Person is required to vote the Shares in the same  percentages  for and against  proposals  as are  received  from other voting shareholders of the Issuer.

      Unless  terminated  earlier  as  provided  in the  Voting  Trust  Agreement,  it  will terminate  on  August  23,  2006.  In  addition  to the  Shares  beneficially  owned  by the
Reporting  Person,  the Reporting  Person's wife owns 50,000 shares of Issuer's Common Stock and the Reporting  Person owns an option to purchase  125,000 shares of the Issuer's  Common
Stock at $1.00 per share.

Item  4.    PURPOSE OF TRANSACTION

      The purpose of the Voting Trust  Agreement is to take the voting  rights of the Shares away from Alan N.  Johnson to assist the Issuer in becoming  licensed  under the gaming laws of various  jurisdictions.  At this time,  the  Reporting  Person has no plans or  proposals which relate to or would result in:

      (a)   The  acquisitions by any person of additional  securities of the Issuer,  or the disposition of securities of the Issuer;

      (b)   An extraordinary  corporate  transaction,  such as a merger,  reorganization  or liquidation involving the Issuer or any of its subsidiaries;

      (c)   A sale or  transfer  of a material  amount of assets of the Issuer or any of its subsidiaries;

      (d)   Any change in the  present  board of  directors  or  management  of the  Issuer, including  any plans or  proposals  to change the number or term of directors or to fill any existing vacancies on the board;

      (e)   Any  material  change in the present  capitalization  or dividend  policy of the
Issuer;

      (f)   Any other  material  change in the  Issuer's  business  or  corporate  structure including but not limited to, if the Issuer is a registered  closed-end  investment company, any plans or  proposals  to make any  changes in its  investment  policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g)   Changes in the Issuer's charter,  bylaws, or instruments  corresponding  thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h)   Causing a class of  securities  of the  Issuer to be  delisted  from a  national securities  exchange or cease to be  authorized  to be quoted in an  inter-dealer  quotation system of a registered national securities association;

      (i)   A class of equity  securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

      The Reporting  Person has not been presented  with any proposal by any  shareholder to effectuate  any of the foregoing  transactions.  However,  it is possible that the Reporting
Person could be presented with such a proposal in the future.

Item  5.    INTEREST IN SECURITIES OF THE ISSUER

      (a)   As of the date of this  Schedule 13D, the Reporting  Person  beneficially  owned
2,075,000  shares of the Common Stock of the Issuer,  which includes 50,000 shares of Common
Stock owned by the Reporting  Person's wife and a presently  exercisable  option to purchase
125,000  shares  of the  Common  Stock of the  Issuer  owned by the  Reporting  Person.  The
2,075,000 shares  beneficially owned by the Reporting Person represent  approximately  34.3%
of the Issuer's outstanding Common Stock as of the date of this Schedule 13D.

      (b)   The Reporting  Person has shared power to vote  1,900,000  shares.  The power is shared with the following persons:

            (1)   a)    Andre Marc Hilliou.

                  b)    The residence  address of Andre Marc Hilliou is: 185 Trillium  Hills
                  Way, Fincastle, Virginia 24090.

                  c)    The  principal  occupation of Andre Marc Hilliou is as the President of the  Issuer,  the  address  of which  is:  4258  Communications  Drive,
                  Norcross, Georgia 33093.

                  d)    The Reporting  Person does not know whether or not during the last 5 years Andre Marc Hilliou was convicted in a criminal proceeding.

                  e)    The  Reporting  Person does not know  whether or not know whether or not during  the last 5 years  Andre  Marc  Hilliou  was a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a  result  of such  proceeding  was or is  subject  to a  judgment, decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities  subject  to,  federal or state  securities  laws or finding any violation with respect to such laws.

                  f)    The  Reporting  Person does not know the  citizenship  of Andre Marc
                  Hilliou.

            (2)   a)    Kevin J. Kanouff

                  b)    The  business  address of Kevin J.  Kanouff  is:  Dorsey &  Whitney,
                  LLP, 370 Seventeenth Street, Suite 4700, Denver, Colorado 80202.

                  c)    The  principal  occupation  of Kevin J. Kanouff is an attorney  with
                  Dorsey &  Whitney,  LLP,  370  Seventeenth  Street,  Suite  4700,  Denver,
                  Colorado 80202.

                  d)    During the last 5 years Kevin J.  Kanouff has not been  convicted in
                  a  criminal   proceeding   (excluding   traffic   violations   or  similar
                  misdemeanors).

                  e)    During the last 5 years Kevin J.  Kanouff was not a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a  result  of such  proceeding  was or is  subject  to a  judgment, decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities  subject  to,  federal or state  securities  laws or finding any violation with respect to such laws.

                  f)    Kevin J. Kanouff is a United States citizen.

            (3)   The  Reporting  Person  has shared  power to vote and  shared  dispositive power over 50,000  shares of the Issuer's  Common Stock.  The  Reporting  Person shares this power with his wife,  Karen W. Smith.  The  residence  address of Karen W. Smith is the same as the  Reporting  Person.  Karen W. Smith is a  housewife.  Karen W.  Smith's  responses to
Items  2(d) and (e) are the same as for the  Reporting  Person.  Karen W.  Smith is a United
States citizen

            (4)   The Reporting Person also has the sole power to vote,  direct the vote of, dispose of, and direct the  disposition of the 125,000 shares of Common Stock  underlying an option if it is ever exercised.

      (c)   All  transactions in the Common Stock of the Issuer by the Reporting Person that were effected during the past sixty days are reported in Item 3 above.

      (d)   Except  as stated  herein,  no other  person  has  rights  with  respect  to the securities beneficially owned by the Reporting Person.

      (e)   Not Applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than as specified herein, there are no contracts,  arrangements,  understandings or  relationships  (legal or otherwise)  between or among the person named in Item 2 and any other person or persons  with respect to any  securities  of the Issuer,  including  but not limited to transfer or voting of any of the securities,  finder's fees, joint ventures, loan or option arrangements,  puts or calls,  guarantees of profits,  division of profit or loss, or the giving or  withholding  of proxies.  None of the shares of Common Stock of the Issuer
beneficially   owned  by  the  Reporting   Person  are  pledged  or  otherwise   subject  to
contingencies  the  occurrence of which would give another person voting power or investment power over such  securities,  other than in  connection  with  standard  default and similar provisions in loan agreements.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

      Voting Trust Agreement made the 29th day of August, 2001.

                                    Signature

      After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2001

                                      /s/ Thomas S. Smith
                                     ------------------------------------------
                                     Thomas S. Smith